Exhibit 99.3

Dr. Reddy’s Laboratories announces US District Court’s opinion relating to patent infringement

Hyderabad, India, 16 February 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. 16 February 2017 – Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced that On February 14, 2017, the United States District Court for the District of New Jersey issued its opinion regarding Helsinn Healthcare’s patent infringement claims against Dr. Reddy’s Laboratories’ proposed palonosetron product, pursuant to a “paper” NDA under Section 505(b)(2) of the Food, Drug and Cosmetic Act.

The court found that Dr. Reddy’s proposed palonosetron hydrochloride 0.25 mg / 5 ml product infringes certain claims of U.S. Patent Nos. 7,947,724, 8,729,094 and 9,066,980, and that the asserted claims of the ‘094 and ‘980 Patents were not invalid.

A company spokesperson stated “We are disappointed in the decision and intend to pursue an appeal in due course.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

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